UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-28074

CUSIP NUMBER
NOTIFICATION OF LATE FILING	803062 10 8

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sapient Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

131 Dartmouth Street

Address of Principal Executive Office (Street and Number)

Boston, MA 02116

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Sapient Corporation (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Company to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), which was due on March 3, 2014.

As reported in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 4, 2014 (the “Form 8-K”), the Audit Committee of the Board of Directors of the Company, after considering the recommendation of management, and after consultation with PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, concluded on March 3, 2014 that the Company’s previously issued financial statements contained in the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2010 through December 31, 2012, and the Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended December 31, 2013, should no longer be relied upon because of prior period errors discovered as part of a self-initiated review of certain tax liabilities resulting from cross-border mobility of employees into various countries, previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, combined with prior period errors identified during a self-initiated review of employment-related tax liabilities associated with the Company’s movement of employees globally, previously disclosed on February 18, 2014. Upon completion of its review and analysis of the tax liabilities and their impact on the above-referenced fiscal periods, the Company will restate its previously issued financial statements for the periods identified above. In addition, the Company will disclose in the Form 10-K that its internal control over financial reporting as of December 31, 2013 was not effective as a result of a material weakness related to the accounting for certain tax liabilities resulting from the movement of its employees globally.

As previously disclosed on February 18, 2014, the Company currently estimates that it will record liabilities totaling $10 million to $15 million for the years ended 2010 through 2012 in connection with the employment-related tax liabilities associated with the movement of employees globally, subject to the finalization of the Company’s assessment. In addition and as also previously disclosed, the Company estimates a net expense of $3.1 million to be recorded for the year ended December 31, 2013.

When combined with the impact of the prior period errors previously disclosed in the Company’s consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, related to corporate and personal tax liabilities resulting from cross-border mobility of employees into various countries, the Company expects to record liabilities totaling between $25 million to $30 million in the fiscal years ended December 31, 2006 through December 31, 2012.

The Company expects to file the Form 10-K on or before March 18, 2014 (i.e., within the extension period of the fifteen calendar days provided under Rule 12b-25 of the Securities and Exchange Act of 1934, as amended).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification.

Joseph S. Tibbetts, Jr.		(617) 963-1555
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements — in particular information regarding the restatements and their financial impact, the scope of identified errors and the timing for anticipated filings — that involve a number of risks and uncertainties. All forward-looking statements are based upon current expectations and beliefs and various assumptions. Actual results could differ materially from management’s expectations and the forward-looking statements contained in this Form 12b-25. A number of factors could cause actual events to differ materially from those indicated, including, without limitation: the Company’s ability to timely complete its review and analysis of potential tax liabilities and the restatement of its financial information for the applicable periods; the Company’s ability to timely file its required reports; and other risks and uncertainties as set forth in the Company’s filings with the SEC, including, without limitation, the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statements for any reason, including to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as required by law.

Sapient Corporation

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 4, 2014	By:	/s/ Joseph S. Tibbetts, Jr.
Joseph S. Tibbetts, Jr.
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).